

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Lior Tal
Chief Executive Officer
Cyngn Inc.
1015 O'Brien Dr.,
Menlo Park, CA 94025

>   **Re: Cyngn Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 2, 2023**
>   **File No. 333-271567**

Dear Lior Tal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jan Woo, Legal Branch Chief, at 202- 551-3453 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Marcelle S. Balcombe